As filed with the Securities and Exchange Commission on August 20, 2010
Registration No. 333-08794
Registration No. 333-65530
Registration No. 333-115050
Registration No. 333-115408

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to Form S-8 Registration No. 333-08794
Post-Effective Amendment No. 1 to Form S-8 Registration No. 333-65530
Post-Effective Amendment No. 1 to Form S-8 Registration No. 333-115050
Post-Effective Amendment No. 1 to Form S-8 Registration No. 333-115408
UNDER THE SECURITIES ACT OF 1933

Optimal Group Inc.
(Exact name of Registrant as specified in its charter)

Canada	98-0160833
(Province or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number) (if applicable)
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Address and telephone number of Registrant’s principal executive offices)
1997 Stock Option Plan
Combination Agreement dated January 20, 2004
Letters of Agreement dated October 16, 2002
Memoranda of Agreement dated December 5, 2002
(Full title of the plans)
CT Corporation System, 111 Eighth Avenue, New York New York 10011, (212) 894-8400
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Warren M. Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, Québec H3B 3V2 (514) 397-3000	Jason J. Comerford, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue — 36th Floor New York, New York 10018 (212) 867-5800

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 relates to the following Registration Statements on Form S-8 (collectively, the “Registration Statements”) of Optimal Group Inc. (the “Company”):
File No. 333-08794 filed with the Securities and Exchange Commission (the “Commission”) on May 21, 1998, pertaining to the registration of a total of 636,000 Class “A” Shares of the Company (“Shares”) (3,180,000 Shares before giving effect to the Company’s 5 for 1 share consolidation on August 26, 2009 (the “Consolidation”)) issuable upon the exercise of stock options granted or available for grant under the Company’s 1997 Stock Option Plan, as amended (the “Plan”) and upon the exercise of stock options granted under certain compensation agreements with directors, officers and a consultant of the Company.
File Nos. 333-65530 and 333-115408, filed with the Commission on July 20, 2001 and May 12, 2004, respectively, pertaining to the registration of a total of 1,200,000 Shares (6,000,000 Shares before giving effect to the Consolidation) issuable upon the exercise of stock options granted or available for grant under the Plan.
File No. 333-115050, filed with the Commission on April 30, 2004, pertaining to the registration of a total of 162,295 Shares (811,476 Shares before giving effect to the Consolidation) issuable upon the exercise of stock options granted by Terra Payments Inc., which options were assumed by the Company under a Combination Agreement between the Company and Terra Payments Inc. dated January 20, 2004, and stock options granted by the Company under Letters of Agreement dated October 16, 2002 and Memoranda of Agreement dated December 5, 2002 (the said Combination Agreement, Letters of Agreement and Memoranda of Agreement, collectively, the “Agreements”).
On March 16, 2010, the Company and 7293411 Canada Inc. (the “Offeror”) entered into a Support Agreement (the “Support Agreement”) pursuant to which the Offeror commenced a tender offer to purchase all of the Company’s issued and outstanding Shares at a price of $2.40 per Share in cash. Upon the expiry of the offer on May 21, 2010, the Offeror took up and paid for Shares representing approximately 75% of the issued and outstanding Shares. On July 9, 2010, at a special meeting of the holders of Shares (the “Shareholders”), the Shareholders authorized the amalgamation (the “First Amalgamation”) of the Company and 7533403 Canada Inc. (“Subco”), a wholly owned subsidiary of the Offeror. The First Amalgamation was the second and final step in the Offeror’s acquisition of the Company. At the effective time of the First Amalgamation, the Company and Subco amalgamated and continued as one corporation under the Canada Business Corporations Act, WowWee Holdings Inc. In connection with the First Amalgamation, all remaining shares of the Company other than the Shares held by the Offeror were redeemed for $2.40 in cash. On July 30, 2010, WowWee Holdings Inc. and the Offeror amalgamated and continued as one corporation named WowWee Holdings Inc. under the Canada Business Corporations Act.
WowWee Holdings Inc., as successor to the Company, is filing this Amendment to remove from registration all Shares that remain unsold and registered for issuance under the Registration Statements (being 1,150,794 Shares remaining under the Plan being so removed and 74,314 remaining under the Agreements being so removed).

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, WowWee Holdings Inc., as successor to the Company, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada, on the 20th day of August, 2010.

WOWWEE HOLDINGS INC. (as successor to Optimal Group Inc.)
By:	/s/ Richard Yanofsky
	Name:	Richard Yanofsky
	Title:	President, Secretary and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statements has been signed by the following person in the capacities indicated, on the 20th day of August, 2010.

/s/ Richard Yanofsky	President, Treasurer and Sole Director
Richard Yanofsky	(Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer)
WowWee Holdings Inc.